UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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CVD EQUIPMENT CORPORATION
 (Exact name of registrant as specified in its charter)

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New York	1-16525	11-2621692
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

355 South Technology Drive Central Islip, New York		11722
(Address of principal executive offices)		(Zip Code)

Glen R. Charles, Chief Financial Officer
(631) 981-7081
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

595441

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of CVD Equipment Corporation (the “Company”) for calendar year 2013 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals. This good faith, reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals originated in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company made inquiry of its vendors to determine if such vendors use Conflict Minerals in the manufacture of the Company’s products.  No information came to the Company’s attention which indicated to the Company that Conflict Materials which originated from the Covered Countries were incorporated or used in its products. As a result of the foregoing, the Company has determined that it has no reason to believe that the Conflict Minerals originated in a Covered Country.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at www.cvdequipment.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

CVD EQUIPMENT CORPORATION
(Registrant)
DATE: June 2, 2014	By:	/s/ Glen R. Charles
Glen R. Charles
Chief Financial Officer